FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 25, 2002

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10
3723 BC BILTHOVEN
THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    [X]        Form 40-F    [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]        No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income (Loss)
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Interim Financial Information
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET RISK DISCLOSURE
CAUTIONARY FACTORS
INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURES
INDEX TO EXHIBITS
EX-10.1

Table of Contents:	Page

Consolidated Balance Sheets as of December 31, 2001 and September 30, 2002 (unaudited)	3

Consolidated Statements of Operations for the three month and nine month periods ended September 30, 2001 and September 30, 2002 (unaudited)	4

Consolidated Statements of Comprehensive Income (Loss) for the three and nine month periods ended September 30, 2001 and September 30, 2002 (unaudited)	6

Consolidated Statements of Shareholders’ Equity for the nine month period ended September 30, 2001 and September 30, 2002 (unaudited)	6

Consolidated Statements of Cash Flows for the three and nine month periods ended September 30, 2001 and September 30, 2002 (unaudited)	7

Notes to Unaudited Consolidated Interim Financial Information	8

Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

Market Risk Disclosure	25

Cautionary Factors	28

Incorporation by Reference	45

Exhibits	45

Signatures	45

As used in this report, the terms “we,” “us,” “our,” “ASM International,” “ASMI” and the “Company” mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

Consolidated Balance Sheets

(thousands, except per share data)			In euros

		December 31,	September 30,

Assets	Note	2001	2002

	A		(unaudited)

Cash and cash equivalents		107,577	67,826

Marketable securities		5	11

Accounts receivable, net		136,615	143,826

Inventories, net	B	206,027	198,744

Income taxes receivable		4,103	3,806

Other current assets		21,110	25,036

Total current assets		475,437	439,249

Property, plant and equipment, net	C	191,081	167,711

Goodwill, net		64,306	57,747

Other assets	D	26,241	24,568

Total Assets		757,065	689,275

Liabilities and Shareholders’ Equity

Notes payable to banks	E	16,231	17,162

Accounts payable		61,737	84,273

Accrued expenses		85,794	54,908

Advance payments from customers		6,309	9,755

Deferred revenue		11,562	9,618

Income taxes payable		4,227	5,637

Current portion of long-term debt	F	2,179	1,547

Total current liabilities		188,039	182,900

Deferred income taxes		1,977	1,604

Long-term debt	F	11,720	10,093

Convertible subordinated debt	G	130,728	116,634

Total Liabilities		332,464	311,231

Minority interest in subsidiary		103,691	97,822

Shareholders’ Equity:	H

Common shares

Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 49,070,296 and 49,163,608 shares		1,963	1,967

Financing preferred shares, issued none		—	—

Preferred shares, issued none		—	—

Capital in excess of par value		252,892	253,660

Retained earnings		64,916	41,748

Accumulated other comprehensive income (loss)		1,139	(17,153)

Total Shareholders’ Equity		320,910	280,222

Total Liabilities and Shareholders’ Equity		757,065	689,275

See Notes to Unaudited Consolidated Interim Financial Information.

Consolidated Statements of Operations

(thousands, except per share data)				In euros

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2002	2001	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	102,028	140,044	455,785	381,468

Cost of sales	(65,438)	(86,642)	(271,385)	(241,649)

Gross profit	36,590	53,402	184,400	139,819

Operating expenses:

Selling, general and administrative	(26,812)	(28,604)	(85,845)	(79,594)

Research and development	(19,923)	(21,610)	(58,670)	(63,863)

Amortization of goodwill	(1,924)	—	(5,682)	—

Total operating expenses	(48,659)	(50,214)	(150,197)	(143,457)

Earnings (loss) from operations	(12,069)	3,188	34,203	(3,638)

Net interest and other financial income (expenses)	(856)	(2,223)	(288)	(6,825)

Earnings (loss) before income taxes and minority interest	(12,925)	965	33,915	(10,463)

Income taxes	484	(121)	(6,487)	496

Earnings (loss) before minority interest	(12,441)	844	27,428	(9,967)

Minority interest	(295)	(5,454)	(12,294)	(13,201)

Net earnings (loss)	(12,736)	(4,610)	15,134	(23,168)

Basic net earnings (loss) per share	(0.26)	(0.09)	0.31	(0.47)

Diluted net earnings (loss) per share (1)	(0.26)	(0.09)	0.30	(0.47)

Weighted average number of shares used in computing per share amounts (in thousands):

Basic	48,978	49,161	48,904	49,137

Diluted (1)	48,978	49,161	50,064	49,137

Adjusted amounts – adoption of SFAS No. 142 (2):

Reported net earnings (loss)	(12,736)	(4,610)	15,134	(23,168)

Add back: amortization of goodwill	1,924	—	5,682	—

Adjusted net earnings (loss)	(10,812)	(4,610)	20,816	(23,168)

Reported basic net earnings (loss) per share	(0.26)	(0.09)	0.31	(0.47)

Amortization of goodwill per share	0.04	—	0.12	—

Adjusted basic net earnings (loss) per share	(0.22)	(0.09)	0.43	(0.47)

Reported diluted net earnings (loss) per share	(0.26)	(0.09)	0.30	(0.47)

Amortization of goodwill per share	0.04	—	0.11	—

Adjusted diluted net earnings (loss) per share	(0.22)	(0.09)	0.41	(0.47)

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months ended September 30, 2001 and 2002 and the nine months ended September 30, 2002, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for those periods.

(2)	The adjusted amounts reflect the adoption of SFAS No. 142, “ Goodwill and Other Intangible Assets” for all periods presented. The Company adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 requires that goodwill not be amortized, but instead tested at least annually for impairment. Consequently the Company stopped amortizing goodwill as of January 1, 2002. The Company did not record an impairment loss upon adoption of this standard.

See Notes to Unaudited Consolidated Interim Financial Information.

Consolidated Statements of Comprehensive Income (Loss)

(thousands)				In euros

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2002	2001	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss)	(12,736)	(4,610)	15,134	(23,168)

Other comprehensive income (loss):

Exchange rate changes for the period	(17,838)	1,046	996	(19,265)

Unrealized gains (losses) on derivative instruments	1,750	(1,088)	853	973

Total other comprehensive income (loss)	(16,088)	(42)	1,849	(18,292)

Comprehensive income (loss)	(28,824)	(4,652)	16,983	(41,460)

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)						In euros

					Accumulated	Total
	Number of		Capital in		other com-	Share-
	common	Common	excess of	Retained	prehensive	holders'
	shares	shares	par value	earnings	income (loss)	Equity

Balance December 31, 2000	48,797,346	221	252,784	58,818	(3,501)	308,322

Issuance of common shares:

For stock options	222,218	1	1,377	—	—	1,378

Net earnings	—	—	—	15,134	—	15,134

Other comprehensive income	—	—	—	—	1,849	1,849

Balance September 30, 2001 (unaudited)	49,019,564	222	254,161	73,952	(1,652)	326,683

Balance December 31, 2001	49,070,296	1,963	252,892	64,916	1,139	320,910

Issuance of common shares:

For stock options	93,312	4	768	—	—	772

Net earnings (loss)	—	—	—	(23,168)	—	(23,168)

Other comprehensive income (loss)	—	—	—	—	(18,292)	(18,292)

Balance September 30, 2002 (unaudited)	49,163,608	1,967	253,660	41,748	(17,153)	280,222

See Notes to Unaudited Consolidated Interim Financial Information.

Consolidated Statements of Cash Flows

(thousands)				In euros

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2002	2001	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:

Net earnings (loss)	(12,736)	(4,610)	15,134	(23,168)

Depreciation and amortization	10,802	9,550	31,022	29,851

Amortization of debt issuance costs	—	343	—	1,106

Deferred income taxes	(266)	159	(649)	(160)

Minority interest	295	5,454	12,294	13,201

Changes in other assets and liabilities	2,318	6,396	(25,790)	(25,751)

Net cash provided by (used in) operating activities	413	17,292	32,011	(4,921)

Cash flows from investing activities:

Net capital expenditures	(13,186)	(9,886)	(53,836)	(20,740)

Purchase of marketable securities	—	(6)	—	(6)

Net cash (used in) investing activities	(13,186)	(9,892)	(53,836)	(20,746)

Cash flows from financing activities:

Notes payable to banks, net	59,731	1,408	67,144	1,346

Proceeds from issuance of shares	925	77	1,378	772

Proceeds from long-term debt	543	93	2,076	595

Repayments of long-term debt	(41,872)	(525)	(54,928)	(2,645)

Dividend to minority shareholders	—	—	(9,407)	(8,056)

Net cash provided by (used in) financing activities	19,327	1,053	6,263	(7,988)

Exchange rate effects	(8,839)	(732)	4,775	(6,096)

Net increase (decrease) in cash and cash equivalents	(2,285)	7,721	(10,787)	(39,751)

Supplemental disclosures of cash flow information:

Cash paid (received) during the period for:

Interest	94	501	465	4,512

Income taxes	6,761	589	15,806	(2,429)

See Notes to Unaudited Consolidated Interim Financial Information.

Notes to Unaudited Consolidated Interim Financial Information

(Amounts in thousands of euros, except per share and other non-financial data, unless otherwise stated.)

NOTE A Summary of Significant Accounting Policies

         ASM International N.V. (referred to as “ASMI” or the “Company”) is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan.

         The accompanying condensed consolidated financial information (which we refer to as the Interim Financial Information) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the disclosure of segment information in accordance with Statement of Financial Accounting Standards (“SFAS) No.131 “Disclosures about Segments of an Enterprise and Related Information.” The 54.36%-owned subsidiary, ASM Pacific Technology Limited, which comprises our Back-end operations, is listed on the Hong Kong Stock Exchange and publicly reports semi-annual financial information in accordance with the rules of that exchange. Accordingly, we provide segment information for our Front-end and Back-end operations only on a semi-annual

         The Interim Financial Information are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of the indicated dates and the operating results and cash flows for the indicated periods. Certain information and footnote disclosures normally included in financial information prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended September 30, 2002 and nine months ended September 30, 2002 may not necessarily be indicative of the operating results for the entire fiscal year.

         The December 31, 2001 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The Interim Financial Information should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2001. See the Company’s report on Form 20-F for the year ended December 31, 2001.

         In the first quarter of 2001 the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, must be recognized currently in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other current assets or accrued expenses. Upon adoption of SFAS No. 133 on January 1, 2001, the Company did not incur a material transition adjustment.

         In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after September 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but instead tested at least annually for impairment. The Company adopted SFAS No. 142 as of January 1, 2002, and as of that date stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. The Company did not record an impairment loss upon adoption of this standard.

         In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective as of January 1, 2002. The implementation of this standard did not have a material impact on the Company’s financial position or results of operations.

NOTE B Inventories

Inventories are composed of the following:

	December 31,	September 30,
	2001	2002

		(unaudited)
Components and raw materials	85,864	72,597

Work in process	83,854	84,606

Finished goods	36,309	41,541

Inventories, net	206,027	198,744

NOTE C Property, Plant and Equipment

Total

At cost:

Balance January 1, 2002	396,334

Capital expenditures	20,861

Retirements and sales	(7,675)

Translation effect	(32,472)

Balance September 30, 2002 (unaudited)	377,048

Accumulated depreciation:

Balance January 1, 2002	205,253

Depreciation	29,851

Retirements and sales	(7,554)

Translation effect	(18,213)

Balance September 30, 2002 (unaudited)	209,337

Property, plant and equipment, net:

January 1, 2002	191,081

September 30, 2002 (unaudited)	167,711

Useful lives in years:

Buildings and leasehold improvements	10-25

Machinery and equipment	2-10

Furniture and fixtures	2-10

NOTE D Other Assets

Other assets consist of the following:

	Strategic minority	Debt issuance
	investments	costs	Total other assets

Balance January 1, 2002	20,278	5,963	26,241

Additions	—	—	—

Amortization	—	(1,106)	(1,106)

Translation effect	—	(567)	(567)

Balance September 30, 2002 (unaudited)	20,278	4,290	24,568

         In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. The Company made an equity investment of € 20,278 in this California-based company that is a provider of innovative copper deposition technologies, resulting in a total equity interest of approximately 15.4%, in NuTool, Inc.

         The debt issuance costs relate to fees incurred for the issuance of US$115 million convertible subordinated notes in November and December 2001 and are amortized by the interest method as interest cost during the life of the debt.

NOTE E Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:

	December 31,	September 30,

	2001	2002

		(unaudited)
The Netherlands	—	10,000

Finland	—	11

Japan	16,231	7,151

	16,231	17,162

Short-term debt outstanding in local currencies (in thousands):

	December 31,	September 30,

	2001	2002

		(unaudited)
Euro	—	10,011

Japanese yen	1,877,516	851,351

         ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 3.34% at September 30, 2002.

         Total short-term lines of credit available amounted to € 142,088 at September 30, 2002. The amount outstanding at September 30, 2002 was € 17,162 and the unused portion totaled € 124,926. The unused portion includes € 52,365 relating to ASM Pacific Technology Limited (“ASMPT”), in which the Company holds a 54.36% interest, and such amount is limited solely for use in the operations of ASMPT.

         The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Hong Kong Stock Exchange, ASMPT is precluded from providing loans and advances, other than trade credit in the normal course of business, to ASMI or its affiliates.

         On June 27, 2001, ASMI entered into multicurrency revolving credit facilities with a consortium of banks in the aggregate amount of € 90,000 to be utilized solely for the Company’s operations in Europe and the United States, excluding ASMPT. The credit facilities consisted of two facilities of € 45,000 each. The term of the first facility was 12 months and the term of the second facility was 18 months. As of June 27, 2002 the term of the first facility lapsed and was not renewed. At December 31, 2001 no borrowings were outstanding and at September 30, 2002 € 10,000 was outstanding. The remaining credit facility of € 45,000 requires the Company to maintain certain financial covenants with respect to solvency and maintenance of a minimum level of earnings from operations plus depreciation. The Company is obliged to pay an annual facility fee of 0.65% of the total committed amount of € 45,000 and a per annum interest rate based on LIBOR or EURIBOR plus 1.00% — 1.50%, depending on the currency drawn and the utilization of the facility. At September 30, 2002, the one-month LIBOR-based rate under the facility was 1.81% and the one-month EURIBOR-based rate under the facility was 3.32%. The credit facility is secured by a varying portion of the Company’s shareholding in ASMPT.

NOTE F Long-Term Debt

	December 31,	September 30,
	2001	2002

		(unaudited)
Term loans:

Japan, 2.15-3.30%, due 2005 – 2006	2,472	1,873

Finland, 1.0-3.0%, due 2002 – 2010	3,956	4,036

Mortgage loans:

The Netherlands, 5.35%, due 2006	1,625	964

Japan, 1.71-2.63%, due 2005 – 2006	3,671	3,232

Lease commitments United States, 7.2-14.0%, due 2002 – 2005	215	155

Japan, 0.3-0.5%, due 2004 – 2005	1,960	1,380

	13,899	11,640

Current portion	(2,179)	(1,547)

	11,720	10,093

Long-term debt outstanding in local currencies, including current portion (in thousands):

	December 31,	September 30,
	2001	2002

		(unaudited)
Euro	5,581	5,000

United States dollars	189	153

Japanese yen	937,877	772,097

         The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with additional guarantees provided by ASMI. In Finland, the long-term loans are collateralized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

         Lease commitments relate to lease commitments on equipment and machines.

NOTE G Convertible Subordinated Debt

         In November and December 2001, ASMI sold US$ 115.0 million in principal amount of 5% Convertible Subordinated Notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The outstanding principal balance of the Convertible Subordinated Notes amounted to € 130,728 (US$ 115.0 million) at December 31, 2001 and € 116,634 (US$ 115.0 million) at September 30, 2002.

         The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. ASMI will make an additional payment in cash with respect to the notes called for redemption in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes.

         The notes and the common shares issuable upon conversion of the notes have not been registered under the Securities Act of 1933. The notes were sold in the United States of America only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933.

NOTE H Shareholders’ Equity

         On July 6, 2000, the Company entered into a structured equity line (the “ 2000 Line”) with Canadian Imperial Holdings, Inc. (“CIHI”). The 2000 Line expired unused on July 6, 2002. Prior to that time, the Company entered into a substantially identical US $65.0 million structured equity line with CIHI, which expires July 6, 2003 (the “2002 Line”). Under the 2002 Line, the Company can sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time. The Company may sell up to US$ 10.0 million of common shares as often as every five business days, subject to certain limitations based on weekly trading volume. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average trading price for the five trading days immediately preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares of the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the 2002 Line in the event that the Company’s SEC registration statement registering the sale and resale of the shares is not effective and various other conditions precedent are not satisfied. The Company registered with the SEC 4,330,446 shares for sale under the 2002 Line. As of September 30, 2002 the Company had not issued any common shares under the 2002 Line.

NOTE I Earnings (Loss) Per Share

         The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2002	2001	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss) used for purpose of computing basic earnings per share	(12,736)	(4,610)	15,134	(23,168)

After-tax equivalent of interest expense on convertible notes and exercisable warrants	—	—	43	—

Net earnings (loss) used for purposes of computing diluted net earnings per share	(12,736)	(4,610)	15,177	(23,168)

Basic weighted average number of shares outstanding at end of period used for purpose of computing basic earnings per share	48,978	49,161	48,904	49,137

Dilutive effect of stock options	—	—	960	—

Dilutive effect of convertible notes and exercisable warrants	—	—	200	—

Dilutive weighted average number of shares outstanding	48,978	49,161	50,064	49,137

Net earnings (loss) per share:

Basic	(0.26)	(0.09)	0.31	(0.47)

Diluted	(0.26)	(0.09)	0.30	(0.47)

         No adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for the three months and nine months ended September 30, 2002 due to the loss reported for these periods. For the three months ended September 30, 2002, the effect of 449 stock options, 6,101 conversion rights, and 35 exercisable warrants to acquire common stock were anti-dilutive. For the nine months ended September 30, 2002, the effect of 813 stock options, 6,101 conversion rights, and 83 exercisable warrants to acquire common stock were anti-dilutive.

NOTE J Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,

	2000	2001

Machinery and equipment	402	2,255

Furniture and fixtures	420	426

	822	2,681

Less accumulated depreciation	(484)	(904)

	338	1,777

         The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2001 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases

2002	774	9,749

2003	666	7,571

2004	580	4,844

2005	195	3,334

2006	3	2,547

Thereafter	—	17,258

Total	2,218	45,303

Less amount representing interest	(43)

Present value of net minimum lease payments	2,175

         Aggregate rental expense for operating leases in 1999 was € 8,039, in 2000 € 9,847 and in 2001 € 10,576.

         At December 31, 2001 and at September 30, 2002 the Company had entered into purchase commitments with suppliers in the amount of € 58,289 and € 85,966, respectively, for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2001 and September 30, 2002 were € 3,369 and € 3,341, respectively.

No significant changes in minimum rental commitments had occurred as of September 30, 2002.

NOTE K Litigation and Environmental Matters

         The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition of the Company, but could materially affect consolidated results of operations in a given year.

         We have been named as a counter-defendant in a patent infringement lawsuit. The counter-claim arises from a June 2001 lawsuit filed by our subsidiary, ASM America, Inc. against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (United States Patent No. 5,916,365), methods for growing thin films (United States Patent No. 6,015,590) and ASM America’s “showerhead” patent (United States Patent No. 4,798,165, entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow”). Genus denied patent infringement and brought an antitrust counterclaim alleging that ASM America and ASMI have engaged in a pattern of conduct designed to monopolize the alleged atomic layer deposition market. In addition, Genus brought a counterclaim against ASM America and ASMI alleging infringement of United States Patent No. 5,294,568 involving selective etching of native oxide. The court severed and stayed Genus’ anti-trust claims and all related discovery until after trial on the patents at issue. In August 2002, the court issued a claims construction ruling on the ‘365,’568 and ‘590 patents which was unfavorable in respect of our ‘365 patent infringement claim. ASM America has acknowledged that based on the construction ruling, the Genus ALD products are not infringing the ‘365 patent. ASM America is considering an appeal of some elements of the ruling. The litigation is in the discovery phase. The patents at issue are important to ASM America for the development and marketing of proprietary atomic layer deposition equipment and processes. If the court should determine that ASM America’s patents are invalid in whole or in part, ASM America’s atomic layer deposition program could be materially adversely affected. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counter-claims at this time, or the range of potential recovery or loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read this discussion together with the interim financial information included in this report. The interim financial information has been prepared in accordance with generally accepted accounting principles in the United States of America, except for the disclosure of segment information in accordance with Statement of Financial Accounting Standards (“SFAS) No.131 “Disclosures about Segments of an Enterprise and Related Information.” Our 54.36%-owned subsidiary, ASM Pacific Technology Limited (“ASMPT”), which comprises our Back-end operations, is listed on the Hong Kong Stock Exchange and publicly reports semi-annual financial information in accordance with the rules of that exchange. Accordingly, we provide segment information for our Front-end and Back-end operations only on a semi-annual basis. This report contains forward-looking statements that involve risks and uncertainties described in more detail below under “Cautionary Factors.”

Overview

         We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 60.0% of our net sales in 2001 and 50.6% of our net sales in the first two quarters of 2002, through facilities in the Netherlands, the United States, Japan and Finland. We conduct our Back-end business, which accounted for 40.0% of our net sales in 2001 and 49.4% of our net sales in the first two quarters of 2002, through facilities in Hong Kong, China, Singapore and Malaysia. Our Back-end operations are conducted through our 54.36% -owned subsidiary, ASMPT.

         We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices across certain product lines, reduced investment in semiconductor capital equipment and other factors, all of which have led to sharply lower sales and earnings for our business. We have experienced some order cancellations and rescheduled deliveries from our customers as a result of this downturn. In the Front-end segment, we are able to reduce manufacturing costs in a market downturn because we outsource a substantial portion of our manufacturing requirements and because part of our European and Japanese workforce is composed of temporary contract employees, the number of which can be reduced as necessary. In the Back-end segment, where we are highly vertically integrated, we are able to adapt to adverse market conditions by reducing headcount and encouraging our employees to take long-term, partially-paid holidays. Since we enjoy a cost advantage relative to other manufacturers in our Back-end operations due to the location of our manufacturing facilities and because we can efficiently reduce variable costs quickly in response to changes in market demand, a tightening market for our Back-end products may present opportunities for additional market penetration.

         Presently, the industry is transitioning to new processes and materials and to a larger, 300mm wafer size from the current 200mm standard. This transition requires equipment providers to develop entirely new sets of tools and presents to us an opportunity to displace existing suppliers to major semiconductor manufacturers.

Critical Accounting Policies

         Our discussion and analysis of our financial condition and results of operations is based upon our unaudited consolidated interim financial information, which has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of this interim financial information requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the interim financial information and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

         Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue, including principles of revenue recognition described in Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the staff of the Securities and Exchange Commission (“SEC”) in December 1999, and adopted by us effective January 1, 2000. However, various judgments are involved in applying our revenue policy.

         Our net sales result primarily from sales of Front-end and Back-end equipment. We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When we can only satisfy the customer acceptance criteria or specifications at the customer’s location, revenue is deferred until final acceptance by the customer or until contractual conditions precedent to payment lapse.

         We provide training and technical support to customers. Revenue related to such services is recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

         Consolidation of ASMPT. Although we currently are a majority shareholder of ASMPT, we might not maintain our majority interest, which, if other circumstances are such that we do not control ASMPT, would prevent us from consolidating its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASMPT with our results, the results of operations of ASMPT would no longer be included in our earnings from operations. Instead, our proportionate share of ASMPT’s earnings would be reflected as a separate line item called “share of results from investments” in our consolidated statements of operations. In addition we would no longer be able to consolidate the assets and liabilities of ASMPT and would have to reflect the net investment in ASMPT in the line item “investments” in our consolidated balance sheet. ASMPT has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASMPT issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares are issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could be further diluted if ASMPT issues additional equity. Any decision by ASMPT to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASMPT if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources to purchase shares at that time.

         Goodwill. Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets on the date of acquisition. Until December 31, 2001, goodwill arising from acquisitions was amortized on a straight-line basis over the estimated useful life thereof and its value reviewed for impairment whenever facts or circumstances indicated that the carrying amount was not recoverable, based on an evaluation of the estimated future undiscounted cash flows associated with the underlying business operation compared to the carrying amount of the goodwill. If such an assessment indicated that the undiscounted future cash flows was not recoverable, the carrying amount was reduced to the estimated fair value. As from January 1, 2002, we adopted a new accounting standard issued by the Financial Accounting Standards Board, Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” which require that goodwill and intangible assets with indefinite lives not be amortized, but rather tested at least annually for impairment. Any impairment loss incurred is recorded as a charge to current period earnings. At January 1, 2002 we had € 64.3 million in book value recorded as goodwill. We have evaluated the provisions of the new accounting principles and based on impairment tests performed we did not record an impairment loss upon adoption of SFAS 142. We stopped amortizing goodwill as of January 1, 2002. In future periods, however, we may be required to record an impairment loss based on the impairment test performed, which may significantly influence our result of operations at that time.

Results of Operations

         Net Sales. Our consolidated net sales for the three months ended September 30, 2002 amounted to € 140.0 million, almost at the same sales level of € 140.9 million in the second quarter of

2002 and an increase of 37.3% compared to net sales of € 102.0 million for the same period last year. Net sales for the nine months ended September 30, 2002, amounted to € 381.5 million, 16.3% lower than the € 455.8 million net sales for the same period in 2001.

         The semiconductor equipment market is still impacted by the severe downturn in the industry, which started in late 2000. This resulted in lower capital spending by semiconductor manufacturers, in particular for capacity-driven purchases. Despite the decline in capacity-driven demand, ASMI has seen a continued interest and orders for new technology and 300mm equipment over the last quarters in particular for our Front-end operations. This increased order activity has already resulted in a significantly higher level of sales in the second and third quarter of 2002 as compared to the third and fourth quarter of 2001 and the first quarter of 2002.

         Gross Profit. Our gross profit margin for the third quarter of 2002 amounted to 38.1% of net sales, 0.3 percentage points above the gross profit margin of 37.8% for the previous quarter. The gross profit margin for the first nine months of 2002 amounted to 36.7%, a decrease of 3.8 percentage points compared to 40.5% gross profit margin in the same period in 2001, as a result of the lower sales volume and changes in the mix of products sold.

         Selling, General and Administrative. Selling, general and administrative costs were € 28.6 million in the third quarter of 2002, the same level as in the second quarter of 2002, and an increase of 6.7% compared to € 26.8 million in the third quarter of 2001. Selling, general and administrative expenses were € 79.6 million or 20.9% of net sales in the first nine months of 2002, compared to €85.8 million or 18.8% of net sales in the first nine months of 2001.

         Research and Development. Research and development expenses were € 21.6 million or 15.4% of net sales in the third quarter of 2002, the same level as in the second quarter of 2002, and an increase from € 19.9 million or 19.5% of net sales in the third quarter of 2001. For the first nine months of 2002 research and development expenses were € 63.9 million, an increase of 8.9%, compared to €58.7 million in the same period last year, and from 12.9% to 16.7% as a percentage of net sales. We continued to keep the research and development expenses at a high level despite the market circumstances and concentrated our investments in research and development on equipment and product solutions for the next generations of semiconductor devices.

         Amortization of Goodwill. As of January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. This new accounting standard requires that goodwill not be amortized, but rather tested at least annually for impairment. Consequently, we stopped amortizing goodwill as of January 1, 2002. We did not record an impairment loss upon adoption of SFAS no. 142. Amortization of goodwill in the third quarter of 2001 amounted to € 1.9 million and for the first nine months of 2001 amounted to € 5.7 million.

         Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) increased from a net expense of € 0.9 million in the third quarter of 2001 to a net expense of € 2.2 million in the third quarter of 2002. In the first nine months of 2002 the net expense amounted to € 6.8 million compared to a net expense of € 0.3 million in the same period of 2001. The increase in net expense in the first nine months of 2002 was the result of increased borrowings and the full impact of our US$ 115.0 million 5% convertible notes issued in

November 2001, € 1.1 million in amortization of debt issuance costs related to these convertible notes, and a small foreign exchange loss as compared to a small foreign exchange gain in the same period of 2001.

         Income Taxes. We recorded a tax expense of € 0.1 million for the three months ended September 30, 2002 compared to a tax income of € 0.5 million for the same period in 2001, and a tax income of € 0.5 million in the first nine months of 2002 compared to a tax expense of € 6.5 million for the same period in 2001. The reduced income taxes reflect our reduced net earnings.

         Net Earnings (Loss). We recorded a net loss of € 4.6 million for the three months ended September 30, 2002, compared to a net loss of € 12.7 million for the same period in 2001. The net loss for the nine months ended September 30, 2002 amounted to €23.2 million compared to net earnings of € 15.1 million for the same period in 2001. The reduced net earnings reflect the sharp decrease in our sales and the softening demand for our products resulting from the current substantial downturn in the semiconductor market.

Outlook

         The visibility of a strong recovery in the industry is still weak, due to uncertain market and economic conditions, which have resulted in the current low and selective capital spending by semiconductor manufacturers.

         Despite the market weakness, we have seen increased order activity for new technology equipment over the past two quarters, which already led to an increase in sales volumes in the second and third quarter of 2002, particularly in our Front-end operations.

         We believe that we are well positioned in the Front-end segment of the semiconductor equipment market due to our strategies in 300mm, low-k, high-k, SiGe, Strained Silicon applications and copper, and in the Back-end segment due to our established position as a leading supplier of a full spectrum of innovative products, including our most recently introduced next generation wire bonders. We also strongly believe that our firm commitment to research and development, our readiness in new technologies, design-in wins at top-tier customers as well as our strategic partnerships provide us with a broad basis for substantial long-term market share gains.

         Because of the current tendency of semiconductor manufacturers to delay further capital spending into the next year, we anticipate that sales and net earnings for the fourth quarter of 2002 will be lower compared to the third quarter of this year. Nevertheless, based on our current backlog and the selection of our new technologies by top-tier customers and in spite of the now weaker than originally anticipated fourth quarter, we reconfirm our existing outlook for a continued growth of sales and improvement of the net losses for the second half of 2002, compared to the first half of this year, and also into 2003.

Backlog

         New orders booked in our Front-end operations increased by more than 10%, an increase for the third quarter in a row. The overall level of new orders booked in the third quarter of 2002 amounted to € 152.2 million. For the first nine months in 2002, the total of new orders amounted to € 429.5 million. The backlog at September 30, 2002 stood at € 180.6 million, an increase of 7.2% compared to the backlog of €168.4 million at June 30, 2002.

         Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products from one to nine months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number.

Liquidity and Capital Resources

         Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements. Given the cyclicality of the industry, which could result in lower customer demand and continued fixed costs, the cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities.

         At September 30, 2002, our available principal sources of liquidity consisted of € 67.8 million in cash and cash equivalents and €124.9 million in undrawn bank lines. Approximately € 51.3 million of the cash and cash equivalents and € 52.4 million of the undrawn bank lines are restricted to use in our Back-end operations. In addition, we have an equity line with Canadian Imperial Holdings, Inc. (“CIHI”), pursuant to which we may sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time. We may sell up to US$ 10.0 million of our common shares (but not more than 25% of the previous week’s trading volume) as often as every five business days. The purchase price of the shares is equal to 95.5% of the average of the daily volume weighted average sale price during the five trading days preceding the date of sale. Our initial equity line expired unused on July 6, 2002. Prior to that time, we entered into a substantially identical agreement, which expires July 6, 2003. We registered 4,330,446 of our common shares with the SEC for offer and sale pursuant to the new equity line. CIHI is under no obligation to purchase our common shares under the equity line if effectiveness of our registration statement is withdrawn or certain conditions precedent to the equity line are not satisfied. To the extent we sell shares under the equity line at market prices below $15.71, we would not be able to realize the full $65.0 million available under the equity line without registering additional shares. We agreed with the Nasdaq Stock Market that we would not issue more than 9,781,448 common shares under the equity line, which equals 19.9% of the total number of our common shares outstanding on July 2, 2002, without obtaining shareholder approval. As of September 30, 2002, we had not issued any common shares under the new equity line.

         During the nine months ended September 30, 2002, our net cash used in operating activities was € 4.9 million, compared to cash provided by operating activities of € 32.0 million for the same period in 2001. The decrease was primarily the result of the net loss in the first nine months of 2002. At December 31, 2001 and September 30, 2002, we had purchase commitments with suppliers in the amount of € 58.3 million and € 86.0 million, respectively.

         During the nine months ended September 30, 2002, we invested € 20.7 million in capital equipment and facilities. We expect capital expenditures for the full year 2002 to be approximately € 35.0 million. Our capital expenditure commitments at December 31, 2001 were € 3.4 million and at September 30, 2002 were € 3.3 million.

         Net cash used in financing activities was € 8.0 million in the nine months ended September 30, 2002. During that period, we repaid € 2.6 million in long-term debt, received € 0.6 million in new long-term debt and received € 0.8 million from the issuance of common shares.

         In November and December 2001 we sold US$ 115.0 million in principal amount of 5.0% Convertible Subordinated Notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The outstanding principal balance of the Convertible Subordinated Notes amounted to € 130.7 million (US$ 115.0 million) at December 31, 2001 and € 116.6 million (US$ 115.0 million) at September 30, 2002. The proceeds of the offering were used to fund our strategic investment in NuTool, Inc., to repay outstanding balances under our multicurrency revolving credit facility and for general corporate purposes, including working capital and capital expenditures.

         On June 27, 2001 we entered into multicurrency revolving credit facilities with a consortium of banks in the aggregate amount of €90.0 million to be utilized solely for our operations in Europe and the United States, excluding ASMPT. The credit facilities consisted of two facilities of € 45.0 million each. The term of the first facility was 12 months and the term of the second facility was 18 months. As of June 27, 2002, the term of the first facility lapsed and it was not renewed. At December 31, 2001 no borrowings were outstanding and at September 30, 2002 € 10. 0 million was outstanding. The remaining credit facility of € 45.0 million requires us to maintain certain financial covenants with respect to solvency and maintenance of a minimum level of earnings from operations plus depreciation. We are obliged to pay an annual facility fee of 0.65% of the total committed amount of € 45.0 million and a per annum interest rate based on LIBOR or EURIBOR plus 1.00% — 1.50%, depending on the currency drawn and the utilization of the facility. At September 30, 2002 the one-month LIBOR-based rate under the facility was 1.81% and the one-month EURIBOR-based rate under the facility was 3.32%. The credit facility is secured by a varying portion of our shareholding in ASMPT. We have started negotiations for extension of this facility and/or new facilities. We expect that based on our forecasts we will be able to obtain sufficient facilities on terms acceptable to us.

         We finance the operation of our Front-end business from operating cash flows and from borrowings. We support borrowings of our Front-end subsidiaries with guarantees. We have also granted security interests in some of our land and buildings and a varying portion of our shareholding in ASM Pacific Technology to secure Front-end borrowings.

ASM Pacific Technology Limited

         Our Back-end operations, which are conducted through our 54.36%-owned subsidiary ASMPT, are entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our Front-end operations due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

         We rely on dividends from ASMPT for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASMPT during 1999, 2000, 2001 and the first nine months of 2002 were € 6.2 million, € 15.4 million, € 35.7 million and €35.8 million, respectively.

         Although several of the directors of ASMPT are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

         The directors of ASMPT owe their fiduciary duties to that company, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASMPT. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASMPT and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all of the affiliates of ASM International who currently serve on the board of ASMPT from voting on any such transaction. In addition, the independent directors of ASMPT and the shareholders other than ASM International and its affiliates must approve transactions involving both entities. Therefore, while our interests and the interests of ASMPT may be aligned to the extent we are both part of the same corporate group, there can be no guarantee that the directors of ASMPT will not take any actions that could be detrimental to us.

         As a shareholder of ASMPT, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASMPT under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASMPT.

MARKET RISK DISCLOSURE

         We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our operating results and financial position in euros, while our foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in shareholders’ equity and for the nine months ended September 30, 2002, we realized a negative change of € 19.3 million.

Foreign Exchange Risk Management

         Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the functional currency of ASM International or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency assets and liabilities.

         In the first quarter of 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, must be recognized currently in earnings. All our derivative financial instruments are recorded at their fair value in other current assets or accrued expenses.

         The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. In accordance with SFAS No. 133, hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income (loss) in shareholders’ equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 0.5 million in unrealized gains, included in other comprehensive income at September 30, 2002, will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) on our statement of operations.

         Furthermore, we continue to hedge certain foreign currency receivables and payables with forward exchange contracts, currency swaps and debt borrowings in other currencies than our functional currency or the functional currency of our subsidiary conducting the business to reduce the risk that earnings and cash flow will be adversely affected by changes in foreign currency exchange rates. These hedges are designated as fair value hedges, and the changes in the fair value of the hedges are recorded immediately in earnings under net interest and other financial income (expenses) on our statement of operations to offset the changes in the fair value of the assets or liabilities being hedged. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

         Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges or resulting from the cancellation of the underlying transaction being hedged were not material for the year ended December 31, 2001 and the nine months ended September 30, 2002.

         As of September 30, 2002, we have entered into forward exchange contracts with terms less than 12 months to sell in total US$ 38.3 million and to receive € 40.2 million, to sell US$ 15.0 million and to receive Japanese yen 1,800.0 million and to buy in total US$ 2.5 million for payment of Japanese yen 289.0 million. At September 30, 2002, the fair market values in euro of these forward exchange contracts were to receive € 54.2 million and to pay € 2.4 million, respectively. The fair market values of these contracts are based on external quotes from banks for similar contracts.

         As our borrowings are primarily in other currencies than the euro, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical 10% increase in the value of foreign currencies relative to the euro would result in € 0.7 million increase in annual interest expenses at September 30, 2002 borrowing levels.

Interest risk

         At September 30, 2002, we had convertible subordinated debt borrowings outstanding of € 116.6 million at a fixed interest rate, maturing in November 2005, € 11.6 million in long-term debt at fixed interest rates, due from 2002-2010, and € 17.2 million in other borrowings with variable short-term interest rates. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at September 30, 2002 borrowing levels.

Credit Risk

         Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. In 2001, our largest customer accounted for approximately 7.2% of our net sales and our ten largest customers accounted for approximately 35.5% of our net sales. For the nine months ended September 30, 2002, our largest customer accounted for approximately 11.1% of our net sales and our ten largest customers accounted for approximately 38.2% of our net sales. Sales to these large customers fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results. At September 30, 2002, one customer accounted for 15.2% of the outstanding balance in accounts receivable.

CAUTIONARY FACTORS

         Certain statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “objective,” and “think” and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties including those described below and other factors that may be disclosed from time to time in our SEC filings or otherwise. Some or all of these factors may be beyond our control.

RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY.

         We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. The current downturn has lasted longer than past cycles and the market remains volatile and hard to predict. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

         Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, including subassemblies, which we cannot sell.

         Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO FORECAST OR RESPOND TO COMMERCIAL AND TECHNOLOGICAL TRENDS IN TIME TO AVOID COMPETITIVE HARM.

         Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

–	successful innovation of processes and equipment;

–	accurate technology and product selection;

–	timely and efficient completion of product design and development;

–	timely and efficient implementation of manufacturing and assembly processes;

–	successful product performance in the field;

–	effective and timely product support and service; and

–	effective product sales and marketing.

         We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

IF WE FAIL TO ADEQUATELY INVEST IN RESEARCH AND DEVELOPMENT, OR LOSE OUR RELATIONSHIPS WITH INDEPENDENT RESEARCH INSTITUTES AND UNIVERSITIES, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

         We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our Front-end and Back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the Front-end and Back-end markets in which we operate.

WE FACE INTENSE COMPETITION AND POTENTIAL COMPETITION FROM COMPANIES WHICH HAVE GREATER RESOURCES THAN WE DO, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES, OUR MARKET SHARE MAY DECLINE AND OUR BUSINESS COULD BE HARMED.

         We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the Back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

–	better withstand periodic downturns in the semiconductor industry;

–	compete more effectively on the basis of price and technology;

–	more quickly develop enhancements to, and new generations of products; and

–	more effectively retain existing customers and attract new customers.

         In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

         We believe that our ability to compete successfully depends on a number of factors, including:

–	our success in developing new products and enhancements;

–	performance of our products;

–	quality of our products;

–	ease of use of our products;

–	reliability of our products;

–	cost of owning our products;

–	our ability to ship products in a timely manner;

–	quality of the technical service we provide;

–	timeliness of the services we provide;

–	existing market and economic conditions; and

–	price of our products and our competitors’ products.

         Many of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES.

         Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

–	cyclicality and other economic conditions in the semiconductor industry;

–	production capacity constraints;

–	the timing of customer orders, cancellations and shipments;

–	the length and variability of the sales cycle for our products;

–	the introduction of new products and enhancements by us and our competitors;

–	the emergence of new industry standards;

–	product obsolescence;

–	disruptions in sources of supply;

–	our ability to time our expenditures in anticipation of future orders;

–	our ability to fund our capital requirements;

–	changes in our pricing and pricing by our suppliers and competitors;

–	our product and revenue mix;

–	seasonal fluctuations in demand for our products;

–	exchange rate fluctuations; and

–	economic conditions generally or in various geographic areas where we or our customers do business.

         In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

         As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS, WHICH INCREASE OUR COSTS IN OBTAINING ORDERS AND REDUCE THE PREDICTABILITY OF OUR EARNINGS.

         Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

         Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

OUR RELIANCE ON A PRIMARY SUPPLIER COULD RESULT IN DISRUPTION OF OUR OPERATIONS.

         We outsource a substantial majority of the manufacturing of our Front-end business to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 23.1% of our total cost of sales in the Front-end segment in fiscal 2001 and 27.3% of our total cost of sales in the Front-end segment in the first nine months of 2002. Approximately 40% of this amount represents manufacturing for which we have one or more additional suppliers. The remainder represents manufacturing for which Philips is the sole supplier. We are in the process of developing additional internal and external sources of supply for these manufacturing processes to reduce our dependence on a single supplier in the future. If Philips were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

         Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 7.2% of our net sales in 2001 and 11.1% of our net sales in the first nine months of 2002. Our ten largest customers accounted for approximately 35.5% and 38.2% of our net sales in 2001 and the first nine months of 2002, respectively. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

WE MAY NEED ADDITIONAL FUNDS TO FINANCE OUR FUTURE GROWTH, AND IF WE ARE UNABLE TO OBTAIN SUCH FUNDS, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS AS PLANNED.

         In recent years, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2002. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

         If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

THE SALE OF COMMON STOCK PURSUANT TO OUR EQUITY LINE MAY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

         Under our equity line financing agreement with Canadian Imperial Holdings, Inc., we may sell up to $65.0 million in the aggregate of our common shares. We may sell up to $10.0 million of our common shares (but not more than 25% of the previous week’s trading volume) as often as every five business days. The purchase price of the shares will be equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. Because the price of the shares that may be sold under the equity line is based on the market value of the common shares at the time of the sale, the number of shares sold will be greater if the price of the common shares declines, which would cause greater ownership dilution. The equity line agreement does not limit the price at which common shares may be sold.

         The total number of shares that may be issued under the equity line depends on the market price of our common shares at the time that the shares are sold and whether we choose to sell shares. Our decision to choose to sell all possible shares under the equity line would be influenced by, among other things, whether it is in the best interests of the shareholders to sell at lower market prices. We registered 4,330,446 common shares for sale with the Securities and Exchange Commission, which represented 8.81% of our outstanding common shares as of September 30, 2002.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON SHARES COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

         Sales of our common stock under our equity line may cause the price of our common shares to decrease due to the additional selling pressure in the market. In addition, this downward pressure on our stock price could cause some market participants to engage in short sales of our common shares, which may cause the price of our stock to decline even further. The equity line agreement does not impose a minimum price at which our common shares may be sold. If the price of our common shares declines below the Nasdaq National Market minimum bid requirement, our continued listing on the Nasdaq National Market could be jeopardized.

ALTHOUGH WE ARE A MAJORITY SHAREHOLDER, ASM PACIFIC TECHNOLOGY IS NOT OBLIGATED TO PAY DIVIDENDS TO US AND MAY TAKE ACTIONS OR ENTER INTO TRANSACTIONS THAT ARE DETRIMENTAL TO US.

         ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of September 30, 2002, we owned 54.36% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.64% was owned by the public.

         Although three of the nine directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

         In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows are derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would have a negative impact on the cash position of our Front-end segment for that year. Cash dividends received from ASM Pacific Technology totaled € 6.2 million, € 15.4 million, € 35.7 million, and € 35.8 million in 1999, 2000, 2001, and the first nine months of 2002, respectively.

         The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

BECAUSE THE COSTS TO SEMICONDUCTOR MANUFACTURERS OF SWITCHING FROM ONE SEMICONDUCTOR EQUIPMENT SUPPLIER TO ANOTHER CAN BE HIGH, IT MAY BE MORE DIFFICULT TO SELL OUR PRODUCTS TO NEW CUSTOMERS WHICH COULD LIMIT OUR GROWTH IN SALES AND MARKET SHARE.

         We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES; CLAIMS OR LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS COULD REQUIRE US TO INCUR SIGNIFICANT COSTS.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

         In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

         In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which would have an adverse effect on our business, financial condition and operating results.

         Any claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of whether they are successful, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

–	forfeit our proprietary rights;

–	stop manufacturing or selling our products that incorporate the challenged intellectual property;

–	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

–	pay damages, including treble damages and attorney’s fees in some circumstances; or

–	redesign those products that use the challenged intellectual property.

We are currently involved in a patent litigation in the United States with Genus, Inc. involving claims and counter-claims over certain patent infringement. See Note K of Notes to unaudited consolidated interim Financial Information contained elsewhere in this report.

WE LICENSE THE USE OF SOME PATENTS FROM A COMPETITOR PURSUANT TO A SETTLEMENT AGREEMENT; IF THE AGREEMENT IS TERMINATED, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials $80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASMI, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses and covenants not to sue included in the agreement. Also, litigation between the parties on other matters or the operation of the settlement agreement itself could occur. Future litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and our financial position.

WE OPERATE WORLDWIDE; ECONOMIC, POLITICAL, MILITARY OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

         We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and military action taken by the United States and other nations may cause significant disruption to commerce throughout the world. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of new attacks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

         We are subject to other risks related to international business, including:

–	unexpected changes in regulatory requirements;

–	fluctuations in exchange rates and currency controls;

–	political and economic conditions and instability;

–	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

–	difficulty in staffing, coordinating and managing international operations;

–	burden of complying with a wide variety of foreign laws and licensing requirements;

–	difficulty in protecting intellectual property rights in some foreign countries;

–	limited ability to enforce agreements and other rights in some foreign countries;

–	longer accounts receivable payment cycles in some countries; and

–	business interruption and damage from natural disasters.

WE MAY NOT BE ABLE TO RECRUIT OR RETAIN QUALIFIED PERSONNEL OR INTEGRATE QUALIFIED PERSONNEL INTO OUR ORGANIZATION. CONSEQUENTLY, WE COULD EXPERIENCE REDUCED SALES, DELAYED PRODUCT DEVELOPMENT AND DIVERSION OF MANAGEMENT RESOURCES.

         Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

–	our ability to continue to broaden our senior management group;

–	our ability to attract, hire and retain skilled employees; and

–	the ability of our officers and key employees to continue to expand, train and manage our employee base.

         In response to current market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

OUR OPERATIONAL RESULTS COULD BE NEGATIVELY IMPACTED BY CURRENCY FLUCTUATIONS.

         Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

         In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, Euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

         Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

IF OUR PRODUCTS ARE FOUND TO BE DEFECTIVE, PRODUCT LIABILITY CLAIMS MAY BE ASSERTED AGAINST US AND WE MAY NOT HAVE SUFFICIENT LIABILITY INSURANCE OR RESOURCES AVAILABLE TO SATISFY SUCH CLAIMS.

         One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

         Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims.

ENVIRONMENTAL LAWS AND REGULATIONS MAY EXPOSE US TO LIABILITY AND INCREASE OUR COSTS.

         Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. A proposal of the European Commission, which has been approved by the European Parliament in principle would result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. A further proposal of the European Commission forming part of the approved package provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. Those proposals, if adopted, could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the proposed new standards in advance of their adoption by the European Commission.

         As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

ALTHOUGH WE CURRENTLY ARE A MAJORITY SHAREHOLDER OF ASM PACIFIC TECHNOLOGY, WE MAY NOT BE ABLE TO MAINTAIN OUR MAJORITY INTEREST, WHICH, IF OTHER CIRCUMSTANCES ARE SUCH THAT WE DO NOT CONTROL ASM PACIFIC TECHNOLOGY, WOULD PREVENT US FROM CONSOLIDATING ITS RESULTS OF OPERATIONS WITH OURS; MOREOVER, IF WE CEASE TO OWN 50.1% OF ITS SHARES WE WOULD BE IN DEFAULT UNDER OUR REVOLVING CREDIT FACILITY. EITHER OF THESE EVENTS WOULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR CONSOLIDATED EARNINGS FROM OPERATIONS AND LIQUIDITY.

         We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. In addition, decrease in our equity ownership interest in ASM Pacific Technology below 50.1% is an event of default under our €45.0 million revolving credit facility. These events would have a significant negative effect on our consolidated earnings from operations and liquidity.

         We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares are issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

OUR DIRECTORS AND OFFICERS CONTROL APPROXIMATELY 25% OF OUR VOTING POWER WHICH GIVES THEM SIGNIFICANT INFLUENCE OVER MATTERS VOTED ON BY OUR SHAREHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, AND MAY MAKE IT MORE DIFFICULT FOR A SHAREHOLDER GROUP TO REMOVE OR ELECT DIRECTORS NOT SUPPORTED BY MANAGEMENT.

         Our directors and officers controlled approximately 25% of our voting power as of December 31, 2001 and September 30, 2002. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

ANY INVESTMENTS WE MAY MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We intend to consider investments in complementary businesses, products or technologies. In the third quarter of 2001, we invested $18.0 million in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. We also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed to provide $5.0 million over the next three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

–	issue shares that would dilute our current shareholders’ percentage ownership;

–	incur debt;

–	assume liabilities;

–	incur impairment expenses related to goodwill and other intangible assets; or

–	incur large and immediate accounting write-offs.

         Our operation of any acquired business will also involve numerous risks, including:

–	problems integrating the purchased operations, technologies or products;

–	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

–	diversion of management’s attention from our core business;

–	adverse effects on existing business relationships with customers;

–	risks associated with entering markets in which we have no, or limited, prior experience; and

–	potential loss of key employees, particularly those of the acquired organizations.

         We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

OUR ANTI-TAKEOVER PROVISIONS MAY PREVENT A BENEFICIAL CHANGE OF CONTROL.

         Our shareholders have granted to Stichting Continuiteit ASMI, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 – Major Shareholders and Related Party Transactions in our annual report on Form 20-F for the 2001 fiscal year.

         These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

WE MUST OFFER A POSSIBLE CHANGE OF CONTROL TRANSACTION TO APPLIED MATERIALS FIRST.

         Pursuant to our 1997 settlement agreement with Applied Materials, one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

         The market price of our common shares has fluctuated substantially in the past. Between January 1, 2001 and September 30, 2002, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $7.33 to a high of $28.92. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

         Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

         Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

YOU MAY HAVE DIFFICULTY PROTECTING YOUR RIGHTS AS AN INVESTOR AND IN ENFORCING CIVIL LIABILITIES BECAUSE WE ARE A NETHERLANDS LIMITED LIABILITY COMPANY.

         Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board and executive officers are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board or our executive officers or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws.

INCORPORATION BY REFERENCE

         This report on Form 6-K is hereby incorporated by reference into Forms F-3 no. 333-92006, 333-11234 and Forms S-8 no. 333-87262 and 333-11060 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

         A copy of the text from the paper copy of our quarterly report for the quarter ended September 30, 2002 which was distributed to our U.S. shareholders is provided as “Exhibit 10.1 Additional Exhibit.”

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: November 25, 2002	By:	/s/ Arthur H. del Prado

Arthur H. del Prado President and CEO

INDEX TO EXHIBITS

         A copy of the text from the paper copy of our quarterly report for the quarter ended September 30, 2002 which was distributed to our U.S. shareholders is provided as “Exhibit 10.1 Additional Exhibit.”